Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands Except for Ratios)

	Year Ended December 31,
	2004		2003		2002		2001		2000
Earnings
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$72,538		$91,443		$104,501		$97,841		$146,162

Fixed Charges
Interest expense (before capitalized interest)	17,750		5,530		5,395		6,309		7,190
Portion (1/3) of rents representing interest factor	6,445		5,416		4,866		4,513		4,426

Total fixed charges	24,195		10,946		10,261		10,822		11,616

Amortization of capitalized interest	1,091		1,287		1,419		1,484		1,495
Interest capitalized	(400)		(155)		(325)		(773)		(1,192)
Minority interest in consolidated subsidiaries	(5,101)		(2,564)		(2,137)		—		—

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, amortization of capitalized interest, less interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed changes	$92,323		$100,957		$113,719		$109,374		$158,081

Ratio of earnings of fixed changes	3.8	x	9.2	x	11.1	x	10.1	x	13.6	x

90